C2M Securities, LLC

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Registered Public Accountant's Report Thereon

For the Year-Ended December 31, 2022

C2M Securities, LLC

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-484466

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: C2M Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7315 Three Chopt Road
(No. and Street)

Richmond	VA	23226
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GARY CUCCIA	732-713-9607	gary@finopcfo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's PC
(Name – if individual, state last, first, and middle name)

3535 Roswell Road - Ste 32	Marietta	GA	23226
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Victor MacLaughlin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of C2M Securities, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature] Corey Alexander Harris
Notary Public

COREY ALEXANDER HARRIS
NOTARY PUBLIC
REG. #7721965
MY COMMISSION EXPIRES 03/31/2025
COMMONWEALTH OF VIRGINIA

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
C2M Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of C2M Securities, LLC as of December 31, 2022, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes and schedules I, II and III (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of C2M Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of C2M Securities, LLC's management. Our responsibility is to express an opinion on C2M Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of C2M Securities, LLC's financial statements. The supplemental information is the responsibility of C2M Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2019.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 31, 2023

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

C2M SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

<u>ASSETS</u>

Cash and cash equivalents	$	27,655
Receivable from clearing broker		9,650
Accounts receivable		9,194
Prepaid expenses and other assets		20,699
TOTAL ASSETS	$	67,198

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES		
Accrued expenses and other liabilities	$	10,660
TOTAL LIABILITIES		10,660
MEMBERS EQUITY		56,538
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	67,198

The accompanying notes are an integral part of these financial statements.

C2M SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES		
Placement and Advisory Fees	$	122,232
TOTAL REVENUES		122,232
EXPENSES		
Commissions		57,566
Brokerage, exchange and clearing fees		4,000
Insurance and licensing fees		3,872
Technology		9,002
Regulatory fees		26,863
Professional fees		102,257
Other expense		3,793
TOTAL EXPENSES		207,353
NET LOSS	$	(85,121)

The accompanying notes are an integral part of these financial statements.

C2M SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

BALANCE - BEGINNING OF YEAR	$	68,609
Net LOSS		(85,121)
Contributions		82,050
Distributions		(9,000)
BALANCE - END OF YEAR	$	56,538

The accompanying notes are an integral part of these financial statements.

C2M SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

OPERATING ACTIVITIES		
Net loss	$	(85,121)
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in operating assets:		
Accounts receivable		(2,944)
Prepaid expenses and other assets		21,131
Increase in operating liabilities:		
Accrued expenses and other liabilities		4,339
TOTAL ADJUSTMENTS		22,526
NET CASH USED IN OPERATING ACTIVITIES		(62,595)
FINANCING ACTIVITIES		
Member contributions		82,050
Member distributions		(9,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		73,050
NET INCREASE IN CASH AND CASH EQUIVALENTS		10,455
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		17,200
CASH AND CASH EQUIVALENTS - END OF YEAR	$	27,655

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

C2M Securities, LLC (the "Company") formerly known as Strategic Capital Investments, LLC, is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") and is a wholly-owned subsidiary of Capital 2 Market Holdings, Inc. ("Holdings"). The Company was formerly organized in the state of Michigan pursuant to the Michigan Limited Liability Company Act as Strategic Capital Investments, LLC; it was owned in part by C2M Securities, LLC ("C2M 1") which was wholly owned by Holdings.

The Company has a contractual agreement with one clearing broker. In 2022 no transactions were conducted through the clearing broker. The clearing broker carries the accounts of the Company's customers on their books. There are no customer accounts at the clearing broker as of December 31, 2022.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") as required by the SEC and FINRA.

Use of estimates in the preparation of financial statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a limited liability company and all taxes pass through to the members. The Company implemented ASC 740-10-65-1 for uncertain tax positions. For the year ended December 31, 2022, the Company had no uncertain tax positions.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Receivable balances are stated at net realizable value. An allowance for doubtful accounts is recorded, if appropriate, based upon the Company's assessment of relevant collectability factors, in accordance with ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets. The accounts receivable at December 21, 2021 was $6,250.

The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other relevant collectability matters.

Revenue Recognition

The Company implemented ASC 606 for revenue recognition. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. The Company implemented the standard in 2018. The scope of the services includes commission revenue recognized on a trade date basis and advisor fees and placement fees from fundraising activities.

Revenue from Contracts with Customers: Advisory Fees from Fundraising Activities and Investment Banking/Merger and Acquisition (M&A) Services - These services include agreements to provide advisory services to customers for which the Company charges the customers fees. The Company provides fundraising and investment banking/merger & acquisition advisory services.

The agreements with customers generally contain a non-refundable retainer or other form of upfront fee, as well as a success fee, which may be a fixed amount or represent a percentage of value that the customer receives, if and when the activity is completed ("success fee"). The retainer or other form of upfront fee often reduces any success fee subsequently invoiced upon the completion of the Company's services. The Company has evaluated its nonrefundable retainer or other form of upfront fee payments, to ensure that its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer or other form of upfront fee. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct or until completion of the Company's services. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a· single performance obligation and the retainer or other form of upfront fee classified as deferred revenue on the Statement of Financial Condition. As of December 31, 2022 the Company had no deferred revenue.

The Company is evaluating new accounting standards and will implement as required.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk.

NOTE 4 – RELATED PARTY TRANSACTIONS

In 2022, Holdings paid the Company $24,495 for its share of billings on 3 joint projects which is recorded as revenue in the accompanying financial statements.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had regulatory net capital of $26,645, which was $21,645 in excess of its required minimum of $5,000. The Company's percent of aggregate indebtedness to net capital ratio was .40 to 1.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments and contingencies.

NOTE 7 – SUBSEQUENT EVENT

The Company evaluated transactions occurring after the year ended December 31, 2022 through March 31, 2023 the date these financial statements were available for issuance.

NOTE 8 – FUTURE OPERATIONS

The Company incurred a loss for 2022 and was dependent on its Member for capital contributions for working capital and net capital. Management decided to focus resources on new technology development products that will enhance future revenue for the the Company in 2023. The Member has represented that it has the means and intention to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm. Management expects the Company to be a profitable business moving forward and the accompanying financial Statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

C2M Securities, LLC

STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
12/31/2022

SCHEDULE 1

TOTAL ASSETS	$	67,198
TOTAL LIABILITIES		10,660
NET WORTH		56,538
SUBORDINATED LOANS (Approved by FINRA)		-
ADJUSTED NET WORTH		56,538
LESS NON-ALLOWABLE ASSETS		29,892
CURRENT CAPITAL		26,645
LESS HAIRCUTS		-
NET CAPITAL		26,645
REQUIRED NET CAPITAL (GREATER OF $5K OR 6 2/3% OF AI)		5,000
EXCESS NET CAPITAL	$	21,645

AGGREGATE INDEBTEDNESS	10,661
AGGREGATE INDEBTEDNESS TO NET CAPITAL	40.01%

MINIMUM REQUIRED NET CAPITAL	$5,000
6 2/3% OF AGGREGATE INDEBTEDNESS	$711

DEBT / EQUITY RATIO	N/A

There are no material differences in the above calculation and the Company's net capital as reported int the Company's Part II (unaudited) Amended FOCUS report as of December 31, 2022



goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
C2M Securities, LLC

We have reviewed management's statements, included in the accompanying C2M Securities, LLC's Annual Exemption Report, in which (1) C2M Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which C2M Securities, claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) C2M Securities, LLC stated that C2M Securities, LLC the identified exemption provisions throughout the most recent fiscal year without exception. C2M Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about C2M Securities, LLC's, compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 31, 2023

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

C2M Securities, LLC

EXEMPTION REPORT

DECEMBER 31, 2022

The Company is exempt from the requirements of Rule l 5c3-3 under the exemption provided in paragraph k(2)(ii) of the Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule l 5c3-3 throughout the year ended December 31, 2022 without exception.



Victor MacLaughlin

Chief Executive Officer
Title

3/31/23
Date

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

December 31, 2022

The· Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

December 31, 2022

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.